EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces
Results for the Second Quarter Ended June 30, 2025
ACHESON, Alberta, August 13, 2025 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the second quarter ended June 30, 2025. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior second quarter ended June 30, 2024.
Second Quarter 2025 Financial Highlights:
•Combined revenue was $370.6 million and increased 12% (reported revenue of $320.6 million, increased 16%)
•Combined gross profit was $39.8 million (11%) and decreased 37% (reported gross profit of $35.8 million (11%), decreased 29%)
•Adjusted EPS was $0.02 and decreased 98% (basic earnings per share of $0.35, decreased 35%)
•Adjusted EBITDA was $80.1 million and decreased 12% (net income of $10.3 million, decreased 29%)
•Free cash flow was a use of cash of $0.4 million and increased $10.2 million
•Net debt was $896.9 million and increased $29.5 million
Second Quarter 2025 Operational Highlights:
Revenue and combined revenue for the second quarter increased, driven by global equipment utilization of 74%, consistent with 74% in the prior year, as well as strong performance in the both the Heavy Equipment - Australia and Heavy Equipment - Canada segments.
•Heavy Equipment - Australia revenue increased 14% to $168.1 million from $147.2 million due to their expanded heavy equipment fleet and ongoing production at a new copper mine project.
•Heavy Equipment - Canada revenue increased 20% to $147.4 million from $122.8 million due to increased reclamation activities and the ramp-up of the stream diversion project.
•Revenue generated by joint ventures and affiliates decreased 6% to $50.0 million from $53.4 million primarily due to lower revenue contributions by the Nuna joint venture.
•Our portion of revenue generated by the civil-infrastructure Fargo project remained strong this year, comparable to the prior year, as the project continued strong production momentum through the quarter.
Gross profit for the quarter was negatively impacted by one-time or infrequent disruptions. We have taken targeted actions to mitigate certain issues, and we do not expect them to affect future performance.
•A temporary over-reliance on subcontractor labour in Australia increased costs and impacted margins. We are now focused on hiring and training internal labour to minimize this going forward.
•An abrupt, customer-requested shut-down of work, followed by a ramp back up later in the quarter, impacted margin efficiency for the Heavy Equipment - Canada segment.
Adjusted EPS for the second quarter fell short of expectations largely due to the same issues impacting gross profit, along with a $7.7 million cumulative catch-up reduction in equity earnings. This adjustment is a one-time item arising from the settlement of a claim and a subsequent forecast revision for the Fargo project, resulting in a true-up to the forecast margin percentage.
The Q2 adjusted EBITDA was lower year-over-year due to the same factors that impacted gross profit.
Free cash flow for the quarter was a use of cash of $0.4 million. This use of cash was primarily based on adjusted EBITDA generation of $80.1 million offset by sustaining capital additions ($68.2 million), cash interest expense ($13.4 million), and current income tax expense ($0.8 million).
Our net debt increase in the current quarter was primarily driven by growth capital of $24.5 million.

EXHIBIT 99.1

Joe Lambert, President and CEO stated "Our outlook for the second half remains positive. We remain confident in delivering second half year results consistent with our original expectations aside from our oil sands business. While we expect revenue in the remainder of 2025 in the oil sands consistent with original expectations, we now expect increased costs due to demand volatility and near-term costs on our largest truck fleets. Beyond 2025, our long-term growth targets remain intact, with anticipated organic revenue growth of 5% to 10% annually, underpinned by ongoing Australian growth and new infrastructure projects that will further enhance operational diversification."
Declaration of Quarterly Dividend
On August 12th, 2025, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on August 29, 2025. The Dividend will be paid on October 3, 2025, and is an eligible dividend for Canadian income tax purposes.
NACG’s outlook for 2025
The following table provides projected key measures for 2025. While our revenue guidance remains unchanged, supported by our backlog, our EBITDA and EPS guidance for the second half of 2025 have been adjusted to reflect increased near-term costs related to demand volatility and higher maintenance requirements. Guidance on sustaining and growth capital spending and free cash flow remain unchanged. Our updated debt leverage target reflects the debenture conversions in the first quarter of 2025.

	Actual results for the six months ended			Outlook for the six months ended
	June 30, 2024	December 31, 2024	June 30, 2025	December 31, 2025
				Current	Previous
Key measures
Combined revenue(i)	$675M	$740M	$762M	$700 - $750M	No Change
Adjusted EBITDA(i)	$188M	$202M	$180M	$190 - $210M	$205 - $225M
Adjusted EPS(i)	$1.58	$2.15	$0.54	$1.40 - $1.60	$1.95 - $2.15
Sustaining capital(i)	$138M	$69M	$158M	$60 - $70M	No Change
Free cash flow(i)	($50M)	$68M	($42M)	$95 - $105M	No Change

Capital allocation
Growth spending(i)	$40M	$45M	$53M	Approx. $25M	No Change
Net debt leverage(i)	2.2x	2.2x	2.2x	Targeting 2.1x	1.7x
(i)See “Non-GAAP Financial Measures”.

EXHIBIT 99.1

Results for the three and six months ended June 30, 2025
Consolidated Financial Highlights

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2025	2024	2025	2024
Revenue	$320,634	$276,314	$661,467	$573,340
Cost of sales(i)	230,293	182,804	472,521	378,474
Depreciation(i)	54,511	43,151	115,225	91,013
Gross profit(i)	$35,830	$50,359	$73,721	$103,853
Gross profit margin(i)(ii)	11.2%	18.2%	11.1%	18.1%
General and administrative expenses (excluding stock-based compensation)(ii)	11,698	12,483	22,788	23,318
Stock-based compensation expense (benefit)	964	(1,859)	(2,444)	1,749
Operating income(i)	22,789	39,395	53,371	77,875
Interest expense, net	14,123	14,339	27,639	29,936
Net income(i)	10,250	14,503	16,413	26,014
Comprehensive income(i)	9,691	15,834	16,332	26,652

Adjusted EBITDA(i)(ii)	80,113	91,089	180,045	188,475
Adjusted EBITDA margin(i)(ii)(iii)	21.6%	27.6%	23.6%	27.9%

Per share information
Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
Adjusted EPS(ii)	$0.02	$0.80	$0.54	$1.58
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Consolidated Statements of Cash Flows
Cash provided by operating activities(i)	$64,674	$66,431	$116,092	$85,390
Cash used in investing activities(i)	(71,823)	(87,017)	(165,604)	(153,112)
Effect of exchange rate on changes in cash	915	(875)	(160)	(974)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(ii)	24,463	19,943	52,529	39,550
Capital additions financed by leases(ii)	(18,605)	(9,031)	(44,808)	(21,069)
Free cash flow(i)	$(376)	$(10,549)	$(41,951)	$(50,215)
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
Net debt

(dollars in thousands)	June 30, 2025	March 31, 2025	December 31, 2024
Credit Facility(i)	$257,536	$421,702	$395,844
Equipment financing(i)	314,414	310,361	253,639
Contingent obligations(i)	96,837	131,246	127,866
Senior debt(ii)	668,787	863,309	777,349
Senior unsecured notes	225,000	—	—
Mortgage(i)	27,175	27,388	27,600
Total debt(ii)	920,962	890,697	804,949
Convertible debentures(i)	55,000	55,000	129,106
Cash	(79,025)	(78,241)	(77,875)
Net debt(ii)	$896,937	$867,456	$856,180

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended June 30, 2025, tomorrow, Thursday, August 14, 2025, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll Free: 1-800-717-1738
Conference ID: 53211
A replay will be available through September 15, 2025, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 53211
Playback Passcode: 53211
The 2025 Q2 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=87347F42-2D6F-4E06-867A-B96665B437F5
A replay will be available until September 15, 2025, using the link provided.
About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended June 30, 2025, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2025 Q2 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Change in significant accounting policy - Classification of heavy equipment tires
Effective in the first quarter of 2025, we have changed our accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
We have applied this change retrospectively in accordance with Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections, by restating the comparative period. For further details regarding the retrospective adjustments, refer to Note 16 in the consolidated financial statements for the period ended June 30, 2025.

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and six months ended June 30, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.
Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "capital additions", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "gross profit margin", "growth capital", "margin", "net debt", "net debt leverage", "senior debt", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$10,250	$14,503	$16,413	$26,014
Adjustments:
Stock-based compensation expense (benefit)	964	(1,859)	(2,444)	1,749
(Gain) loss on disposal of property, plant and equipment	(110)	32	(1,084)	293
Change in fair value of contingent obligations from adjustments to estimates	(17,485)	7,420	(18,802)	8,858
Loss on derivative financial instruments	750	273	7,662	273
Equity investment loss (gain) on derivative financial instruments	892	(984)	1,911	970
Equity investment restructuring costs	—	—	—	4,517
Depreciation expense relating to early component failures	—	—	4,274	—
Post-acquisition asset relocation and integration costs	—	—	1,640	—
Write-down on assets held for sale	—	4,181	—	4,181
Tax effect of the above items	5,426	(2,248)	5,726	(4,507)
Adjusted net earnings(i)(ii)	687	21,318	15,296	42,348
Adjustments:
Tax effect of the above items	(5,426)	2,248	(5,726)	4,507
Interest expense, net	14,123	14,339	27,639	29,936
Equity investment EBIT(ii)	(5,057)	6,555	(1,747)	2,787
Equity loss (earnings) in affiliates and joint ventures	5,133	(6,629)	1,850	(5,117)
Change in fair value of contingent obligations	4,247	4,143	8,594	8,098
Income tax expense	5,771	5,346	10,015	9,813
Adjusted EBIT(i)(ii)	19,478	47,320	55,921	92,372
Adjustments:
Depreciation(i)	54,511	43,151	115,225	91,013
Amortization of intangible assets	489	308	1,090	618
Depreciation expense relating to early component failures	—	—	(4,274)	—
Write-down on assets held for sale	—	(4,181)	—	(4,181)
Equity investment depreciation and amortization(ii)	5,635	4,491	12,083	8,653
Adjusted EBITDA(i)(ii)	$80,113	$91,089	$180,045	$188,475
Adjusted EBITDA margin(i)(ii)(iii)	21.6%	27.6%	23.6%	27.9%
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Equity (loss) earnings in affiliates and joint ventures	$(5,133)	$6,629	$(1,850)	$5,117
Adjustments:
Loss (gain) on disposal of property, plant and equipment	155	—	157	(175)
Interest (income) expense	183	(146)	154	(719)
Income tax expense (benefit)	(262)	72	(208)	(1,436)
Equity investment EBIT(i)	$(5,057)	$6,555	$(1,747)	$2,787
(i)See "Non-GAAP Financial Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Revenue from wholly-owned entities per financial statements	$320,634	$276,314	$661,467	$573,340
Share of revenue from investments in affiliates and joint ventures	121,843	112,377	257,740	238,215
Elimination of joint venture subcontract revenue	(71,849)	(58,968)	(157,415)	(136,119)
Total combined revenue(i)	$370,628	$329,723	$761,792	$675,436
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Gross profit from wholly-owned entities per financial statements	$35,830	$50,359	$73,721	$103,853
Share of gross (loss) profit from investments in affiliates and joint ventures	3,947	12,920	17,284	21,855
Combined gross profit(i)(ii)	$39,777	$63,279	$91,005	$125,708

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2025	2024	2025	2024
Net income(i)	$10,250	$14,503	$16,413	$26,014
Interest from convertible debentures (after tax)	616	1,489	1,728	2,981
Diluted net income available to common shareholders(i)	$10,866	$15,992	$18,141	$28,995

Adjusted net earnings(i)(ii)	$687	$21,318	$15,296	$42,348

Weighted-average number of common shares	29,354,387	26,730,049	28,611,557	26,731,762
Weighted-average number of diluted common shares	32,562,639	33,026,740	32,743,696	33,026,740

Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
Adjusted EPS(ii)	$0.02	$0.80	$0.54	$1.58

(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".
(ii)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2025	December 31, 2024(i)
Assets
Current assets
Cash	$79,025	$77,875
Accounts receivable	195,313	166,070
Contract assets	15,670	4,135
Inventories	74,217	69,027
Prepaid expenses and deposits	5,540	7,676
Assets held for sale	683	683
	370,448	325,466
Property, plant and equipment, net of accumulated depreciation of $539,496 (December 31, 2024 – $500,303)	1,350,451	1,251,874
Operating lease right-of-use assets	11,181	12,722
Investments in affiliates and joint ventures	79,181	84,692
Intangible assets	10,159	9,901
Other assets	5,795	9,845
Total assets	$1,827,215	$1,694,500
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$143,044	$110,750
Accrued liabilities	60,966	78,010
Contract liabilities	6,444	1,944
Current portion of long-term debt	149,539	84,194
Current portion of contingent obligations	33,021	39,290
Current portion of operating lease liabilities	1,488	1,771
	394,502	315,959
Long-term debt	723,061	719,399
Contingent obligations	63,816	88,576
Operating lease liabilities	10,279	11,441
Other long-term obligations	42,910	44,711
Deferred tax liabilities	132,431	125,378
	1,366,999	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2025 - 30,176,981 (December 31, 2024 – 27,704,450))	295,074	228,961
Treasury shares (June 30, 2025 - 1,010,022 (December 31, 2024 - 1,000,328))	(16,156)	(15,913)
Additional paid-in capital	16,783	20,819
Retained earnings	165,698	156,271
Accumulated other comprehensive loss	(1,183)	(1,102)
Shareholders' equity	460,216	389,036
Total liabilities and shareholders’ equity	$1,827,215	$1,694,500
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024(i)	2025	2024(i)
Revenue	$320,634	$276,314	$661,467	$573,340
Cost of sales	230,293	182,804	472,521	378,474
Depreciation	54,511	43,151	115,225	91,013
Gross profit	35,830	50,359	73,721	103,853
General and administrative expenses	12,662	10,624	20,344	25,067
Amortization of intangible assets	489	308	1,090	618
(Gain) loss on disposal of property, plant and equipment	(110)	32	(1,084)	293
Operating income	22,789	39,395	53,371	77,875
Interest expense, net	14,123	14,339	27,639	29,936
Equity loss (earnings) in affiliates and joint ventures	5,133	(6,629)	1,850	(5,117)
Loss on derivative financial instruments	750	273	7,662	273
Change in fair value of contingent obligations	(13,238)	11,563	(10,208)	16,956
Income before income taxes	16,021	19,849	26,428	35,827
Current income tax expense (benefit)	798	(1,275)	2,575	3,021
Deferred income tax expense	4,973	6,621	7,440	6,792
Net income	$10,250	$14,503	$16,413	$26,014
Other comprehensive income
Unrealized foreign currency translation loss (gain)	559	(1,331)	81	(638)
Comprehensive income	$9,691	$15,834	$16,332	$26,652
Per share information
Basic net income per share	$0.35	$0.54	$0.57	$0.97
Diluted net income per share	$0.33	$0.48	$0.55	$0.88
(i)The prior year amounts are adjusted to reflect a change in policy. See "Change in significant accounting policy".